Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

(1) WAIVED THE PRE-EMPTIVE RIGHT OVER THE EQUITY TRANSFER OF THE NON-CONTROLLED COMPANY

(2) AUTHORIZED THE BOARD TO REPURCHASE DOMESTIC SHARES AND/ OR OVERSEAS LISTED FOREIGN SHARES

(3)NOTICE OF EXTRAORDINARY GENERAL MEETING

AND

(4) NOTICE OF H SHAREHOLDERS CLASS MEETING

Sinopec Shanghai Petrochemical Company Limited will convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 30 March 2022 at 2:00p.m., 2:15p.m. and 2:30p.m. respectively. The notice and form of proxy of the EGM and H Shareholders Class Meeting shall be sent together with this Circular.

Whether or not you are able to attend the EGM and/or H Shareholders Class Meeting in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon as soon as practicable and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in any event not less than 24 hours before the time for holding the EGM or H Shareholders Class Meeting or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the EGM and/or H Shareholders Class Meeting or any adjournment thereof (as the case may be) as you wish. In such event, the form of proxy shall be deemed to be revoked.

A shareholder or his/her/its proxy shall produce required identification documents, and provide information which enables the Company to confirm his/her/its identity as a shareholder. For details, please refer to Note II “Registration procedures for attending the EGM” and “Registration procedures for attending the H Shareholders Class Meeting” of the notice of the EGM and H Shareholders Class Meeting.

10 March 2022

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms shall have the following meanings:

“Shanghai SECCO”	Shanghai SECCO Petrochemical Company Limited

“Gaoqiao Petrochemical”	Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.

“Transaction”	the Company’s waiver of the preemptive right to the equity of Shanghai SECCO in which it has a joint investment with related parties

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of directors of the Company

“Sinopec Group”	China Petrochemical Group Corporation Limited, a wholly State-owned enterprise incorporated in the PRC

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Director(s)”	the director(s) of the Company, including independent non-executive directors

“EGM”	the first extraordinary general meeting for 2022 to be held by the Company at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 30 March 2022 at 2:00 p.m.

“A Shareholders Class Meeting”	the first A shareholders class meeting for 2022 to be held by the Company at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 30 March 2022 at 2:15 p.m.

“H Shareholders Class Meeting”	the first H shareholders class meeting for 2022 to be held by the Company at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 30 March 2022 at 2:30 p.m.

“Group”	the Company and its subsidiaries

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shareholder(s)”	the Shareholders of the Company who/which hold H shares of the Company

“Independent Shareholders”	shareholders of the Company other than Sinopec Corp. and its associates

“Latest Practicable Date”	7 March 2022, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028), London (stock code: SNP) and New York (stock code: SNP)

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Executive Directors: Wu Haijun Guan Zemin Du Jun Huang Xiangyu Non-executive Directors: Xie Zhenglin Peng Kun Independent non-executive Directors: Li Yuanqin Tang Song Chen Haifeng Yang Jun Gao Song	Registered Office in the PRC: 48 Jinyi Road Jinshan District Shanghai, PRC Principal Place of Business in Hong Kong: Room 605, 6/F Island Place Tower 510 King’s Road Hong Kong

10 March 2022

To H Shareholder(s)

Dear Sir or Madam,

(1) WAIVED THE PRE-EMPTIVE RIGHT OVER THE EQUITY TRANSFER OF THE NON-CONTROLLED COMPANY

(2) AUTHORIZED THE BOARD TO REPURCHASE DOMESTIC SHARES AND/ OR OVERSEAS LISTED FOREIGN SHARES

(3)NOTICE OF EXTRAORDINARY GENERAL MEETING

AND

(4) NOTICE OF H SHAREHOLDERS CLASS MEETING

I.	INTRODUCTION

The Company refers to its announcement dated 7 March 2022 in relation to the Transaction.

The purpose of this circular is to provide you the detailed information on certain proposed resolutions to be considered and approved at the EGM to enable you to make an informed decision on whether to vote for or against the resolutions at the EGM. The resolutions and details are set out in this Letter from the Board.

LETTER FROM THE BOARD

II.	WAIVED THE PRE-EMPTIVE RIGHT OVER THE EQUITY TRANSFER OF THE NON-CONTROLLED COMPANY

Shanghai SECCO is jointly owned by the Company, Sinopec Corp. and Gaoqiao Petrochemical. Sinopec Corp. and Gaoqiao Petrochemical plan to transfer 15% and 35% equity of Shanghai SECCO respectively through listing transaction in the Shanghai United Assets and Equity Exchange (SUAEE), to lead in strategic investors who can bring advanced technology, raw material resources and advanced experience in production, safety and environmental protection, so as to improve the overall profitability and safety production of Shanghai SECCO. From the perspective of the Company’s situation and development strategy, the fifteenth meeting of the tenth session of the Board of the Company resolved to give up the pre-emptive right over the above equity.

As of the Latest Practicable Date, the registered capital of Shanghai SECCO is RMB500,000,000. The Company holds a 20% equity interest in Shanghai SECCO, Sinopec Corp. holds a 30% equity interest in Shanghai SECCO, and Gaoqiao Petrochemical holds a 50% equity interest in Shanghai SECCO.

According to the PRC Company Law, the Shanghai SECCO Petrochemical Company Limited Joint Venture Contract and the Articles of Association of Shanghai SECCO Petrochemical Company Limited, the Company, as one of the shareholders of Shanghai SECCO, has the pre-emptive right to purchase the equity to be transferred by Sinopec Corp. and Gaoqiao Petrochemical. After receiving the notice of the above equity transfer, the Company plans to give up the pre-emptive right over the above equity after internal discussion from the perspective of the Company’s situation and development strategy. The Company was of the view that, without prejudice to the shareholding ratio of the Company in Shanghai SECCO, the introduction of strategic investors who can bring advanced technology, raw material resources and advanced experience in production, safety and environmental protection by transferring parts of its equity interest will help enhance the economic efficiency and safety and environmental protection indicators of Shanghai SECCO, which will then increase the shareholding dividends available to the Company. Since Sinopec Corp. is the controlling shareholder of the Company and Gaoqiao Petrochemical is the subsidiary of Sinopec Corp., Sinopec Corp. and Gaoqiao Petrochemical are both related parties of the Company. According to the Rules Governing the Shanghai Listing Rules and the Self-regulatory Guidelines for Listed Companies in the Shanghai Stock Exchange No. 5—Transactions and Related Transactions, the Company’s waiver of the pre-emptive right over the equity of Shanghai SECCO jointly owned by related parties constitutes a related transaction. The fifteenth meeting of the tenth session of the Board of the Company reviewed the Company’s waiver of the pre-emptive right over the above equity according to the related transaction approval procedure and agreed to submit the proposal to the EGM for deliberation.

In accordance with the Shanghai Listing Rules, if the waiver of rights by a listed company does not change the scope of its consolidated statements, but its equity ratio in the subject becomes less than the one if the listed company had exercised the rights, the equity value waived and the financial indicators calculated in proportion to the change in equity ratio shall apply to relevant review and disclosure standards. The minimum listing price of Shanghai SECCO’s equity transfer transaction is preliminarily determined as RMB10.307 billion with reference to the assessed value of Shanghai SECCO’s net assets (the filing procedure is to be performed), while the final trading price and trading parties are to be determined by bidding in the SUAEE. Since the above Transaction amount exceeds 5% of the latest audited net assets of the Company, the proposed Transaction is subject to approval by the shareholders of the Company in a general meeting.

LETTER FROM THE BOARD

The Transaction constitutes neither a connected transaction under the Hong Kong Listing Rules, nor material asset reorganization under the Administrative Measures for the Material

Within 12 months before the date of publication of this announcement, the related transactions between the Company and the same related parties, and the related transactions concerning “waiver of rights” with different related parties (except those approved and disclosed in accordance with the Shanghai Listing Rules) did not reach 5% of the latest audited net assets of the Company.

1.	INTRODUCTION OF RELATED PARTIES

As of the disclosure of this announcement, Sinopec Corp. holds 5,459,455,000 A shares, accounting for about 50.44% of the issued share capital, of the Company, and is the controlling shareholder of the Company. The basic information of Sinopec Corp. is set out below:

Name of enterprise	China Petroleum & Chemical Corporation

Type of enterprise	Other company limited by shares (listed)

Place of incorporation	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Registered capital	RMB121,071,209.646 thousand

Legal representative	Ma Yongsheng

LETTER FROM THE BOARD

Scope of business	Bottled gas operation (limited to branches with licenses); hazardous chemical production, oil and gas exploration, safety management of development and production (limited to branches with safety production licenses); railway transportation; port operation; edible salt production, wholesale and retail (limited to branches with licenses and not in this city); food additive manufacturing (limited to branches in other cities); insurance agency business (limited to branches in other cities); insurance brokerage business (limited to branches in other cities); accommodation (limited to branches in other cities); catering services (limited to branches in other cities); thermal power generation (not operated in this city); power supply (limited to branches); power production, transmission and supply; operation of hazardous chemicals (limited to branches with hazardous chemicals operation license); oil and gas exploration; oil exploitation (the exploitation area and validity period shall be subject to the license); retail of prepackaged food, bulk food, dairy products (including infant formula milk powder) (limited to branches with food circulation license), health food (limited to branches with food circulation license); retail of cigarettes and cigars (limited to branches with tobacco monopoly retail license); retail of books, newspapers, periodicals, electronic publications and audio-visual products; road transportation (limited to branches, and the business scope shall be subject to the road transportation business license); petroleum refining; production, sales and storage of heavy oil, rubber and other petrochemical raw materials (excluding hazardous chemicals) and products; daily necessities and convenience stores; retail of textile, clothing, daily necessities, hardware, household appliances and electronic products and recharge cards; lottery agent sales, entrusted agents to collect water and electricity fees and ticket agency services; designing, producing, acting and publishing advertisements; car cleaning service; manufacturing, supervision and installation of petroleum and petrochemical machinery and equipment; procurement and sales of petroleum and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consulting services of alternative energy products; contracting overseas electromechanical and petrochemical industry projects and domestic international bidding projects; automobile maintenance and decoration services; auxiliary operation of coastal engineering; oil spill emergency, safety guard and ship pollution removal; quality inspection technical services, environmental and ecological testing services in professional and technical services; freight forwarding agent; exploration, development, storage and transportation, pipeline transportation and sales of shale gas, coalbed methane, shale oil, combustible ice and other resources (not operating in this city); power technology development and service; installation and maintenance of power facilities (limited to branches); sales of furniture and building decoration materials (limited to branches in other cities); family labor services (limited to branches in other cities); warehousing services (limited to branches in other cities); leasing of gas storage facilities (limited to branches in other cities); rental of commercial and office buildings; car rental (excluding buses with nine seats or more); mechanical equipment leasing; import and export of goods; import and export agency; import and export of technology. Sales of lubricating oil, fuel oil, asphalt, textiles, clothing, daily necessities, hardware, household appliances and electronic products, recharge cards, cultural and sporting goods and equipment, automobiles, motorcycles and spare parts, motor vehicle charging, batteries, new energy vehicle power exchange facilities. (Market entities shall independently choose business projects and carry out business activities according to law; power generation, transmission and power supply as well as other projects subject to approval according to law shall be conducted as approved after the approval by relevant authorities; market entities shall not engage in business activities of the projects prohibited and restricted by national and municipal industrial policies.)

Substantial shareholder	China Petrochemical Corporation

As at 31 December 2020, the total assets, total liabilities and owners’ equity of Sinopec Corp. are, respectively, RMB1,733.805 billion, RMB849.929 billion, and RMB883.876 billion. For the year 2020, Sinopec Corp. recorded operating income of RMB2,105.984 billion and net profit of RMB32.924 billion (audited).

The shareholders of Gaoqiao Petrochemical are Sinopec Corp. and Sinopec Group Asset Management Co., Ltd. Thus, Gaoqiao Petrochemical constitutes a related party of the Company under Shanghai Listing Rules. The basic information of Gaoqiao Petrochemical is set out below:

LETTER FROM THE BOARD

Name of enterprise	Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.

Type of enterprise	Other limited liability company

Place of incorporation	2/F, Building 13, No. 27, Xinjinqiao Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, PRC

Registered capital	RMB10,000 million

Legal representative	Wang Jingyi

Scope of business	Crude oil processing, product oil, liquefied petroleum gas, naphtha, solvent oil, fuel oil, lubricating oil, asphalt, heavy oil, white oil, paraffin, petroleum coke, propane, sulfur, xylene isomer mixture, benzene, propylene, hydrogen, ammonia, nitrogen, phenol, acetone, isopropyl benzene, rubber, ABS resin, diisopropyl benzene peroxide, polyether, steam, high boiling aromatic solvent production (branches only) and sales of industrial C-10 crude aromatics and polyester low elastic yarn oiling agent (safety production license for those involving the production of hazardous chemicals), power generation business (branches only), sales of mechanical equipment, parts and components and non-drinking water, road cargo transportation and storage (dangerous chemical operation license for those involving the storage of hazardous chemicals), port operation business, engaged in the import and export business of goods and technology, research and development of petrochemical technology and information, alternative energy products, and technology development, technical services, technical consultation, technology transfer in related fields, industrial investment, investment management, land and self-owned house leasing (except financial leasing).

As at 31 December 2020, the total assets, total liabilities and owners’ equity of Gaoqiao Petrochemical are, respectively, RMB34,276.5096 million, RMB19,100.8528 million, and RMB15,175.6567 million. For the year 2020, Gaoqiao Petrochemical recorded operating income of RMB40,566.2002 million and net profit of RMB902.2719 million.

2.	BASIC INFORMATION OF THE SUBJECT OF THE RELATED TRANSACTION

a. Name and category of the Transaction

The Transaction is the Company’s waiver of the pre-emptive right over the equity of Shanghai SECCO jointly owned by the Company and its related parties Sinopec Corp. and Gaoqiao Petrochemical.

b. The basic information of Shanghai SECCO

Name of enterprise	Shanghai SECCO Petrochemical Company Limited

Type of enterprise	Other limited liability company

LETTER FROM THE BOARD

Place of incorporation	No. 557, Nanyinhe Road, Chemical Industry Park, Shanghai, PRC

Registered capital	RMB500,000 thousand

Legal representative	Zhang Minglong

Scope of business	Production of ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products (including hydrogen, acetonitrile, hydrocyanic acid, isobutene, mixed C4, raffinated C4, C5, benzene, toluene, xylene, C9, C10, C11 and other products incidental to the production process of the aforementioned main unit) (those involving hazardous chemicals shall engage in business activities within the scope of production safety license); it sells the above products and self-purchased raw materials (including saturated liquefied gas, propane, butane and ammonia), provides after-sales service and relevant technical consultation, engages in polymer application and development, provides auxiliary utility services to suppliers and processors, and engages in goods import and export and technology import and export business.

As at 31 December 2021, the total assets, total liabilities and owners’ equity of Shanghai SECCO are, respectively, RMB11,801.479 million, RMB5,433.937 million, and RMB6,367.541 million. For the year 2021, Shanghai SECCO recorded operating income of RMB29,723.223 million and net profit of RMB3,125.904 million (unaudited). For the year 2021, the net profit from January to August was amounted to RMB2,772.191 million (audited); the net profit from September to December was amounted to RMB353.713 million. In January 2022, the profit was amounted to RMB18 million.

As of the Latest Practicable Date, the share capital structure of Shanghai SECCO is as follows:

No.	Name of shareholder	Amount of capital contribution (RMB)	Proportion of capital contribution	Method of capital contribution
1	Gaoqiao Petrochemical	250 million	50%	Cash
2	Sinopec Corp.	150 million	30%	Cash
3	Shanghai Petrochemical	100 million	20%	Cash
Total		500 million	100%	/

3.	THE PURPOSE OF THE RELATED TRANSACTION AND ITS EFFECT ON THE COMPANY

The Company waives the pre-emptive right over equity to be transferred by Sinopec Corp. and Gaoqiao Petrochemical mainly based on the following considerations:

a. The Company has completed the outline of the 14th Five-Year Development Plan. According to the outline, the Company will be committed to transformation, including comprehensive technological transformation, quality improvement and project upgrading, such as oil refining process cleaning project and green ethylene transformation project. Meanwhile, the Company will focus on high-end chemicals, new materials and new energy development. The Shanghai SECCO’s business model is to process downstream petrochemical products from naphtha, which is difficult to create further synergies with the Company.

LETTER FROM THE BOARD

b. Taking into consideration of funds using during the 14th Five-Year Development Plan of the Company and the benefits that Shanghai SECCO can bring to the Company by leading in strategic investors to improve its overall strength, the Company decided to give up the pre-emptive right, which is more conductive to the Company’s strategic goals.

c. The above-mentioned equities are to be quoted and traded on the SUAEE. The qualifications for an expected transferee are as follows: (1) the expected transferee is familiar with Shanghai SECCO’s culture and business philosophy, so as to promote the smooth development of Shanghai SECCO in the future as otherwise agreed by the shareholders of Shanghai SECCO; (2) the expected transferee, its shareholders or affiliated enterprises have the ability and experience of world-leading petrochemical patents or proprietary technologies, and have the ability to contribute such technologies to Shanghai SECCO in the form of technology license through separate negotiation terms; and (3) the expected transferee, its shareholders or affiliated enterprises have the ability to develop potential upstream, midstream and downstream businesses for Shanghai SECCO, and can cooperate with the transferors or its related parties to develop other petrochemical businesses in China and other countries. Since the transferors are both related parties of the Company, the Company’s purchase of the above equity cannot bring in new technology, develop new business or expand domestic and foreign markets for Shanghai SECCO through itself or related parties, and cannot fully satisfy the requirements (2) and (3) above.

Based on the above considerations, the Company’s decision to give up the pre-emptive right over the above equity is in line with the Company’s business development plan and overall interests. After the completion of Shanghai SECCO’s equity transfer, the Company’s shareholding amount and shareholding ratio in Shanghai SECCO remain unchanged, and the Company is still a shareholder of Shanghai SECCO. The waiver of the pre-emptive right over the above equity has no significant impact on the Company’s production, operation and financial condition.

4.	APPROVAL PROCESS FOR THE RELATED TRANSACTION

a. Resolution at the Board meeting

On 7 March 2022, the Company convened the fifteenth meeting of the tenth session of the Board. With 8 votes in favor, 0 votes against, and 0 abstentions, the Board approved the Proposal on Waiving the Pre-emptive Right over the Equity Transfer of the Non-controlled Company and Related Transaction. The related Directors, Mr. Wu Haijun, Mr. Du Jun and Mr. Xie Zhenglin all abstained from voting on this proposal. The independent Directors issued before approval opinions and independent opinions on the Transaction. The audit committee of the Company issued a written audit opinion and agreed to the Transaction. The Transaction is still subject to approval by the general meeting, and Sinopec Corp., the related party that has an interest in the Transaction, will waive its right to vote on the proposal in the general meeting.

b. Independent Directors’ before approval opinions on the Transaction

Independent Directors are of the opinion that: “The Transaction is in line with the Company’s business development plan and overall interests. It is carried out on general commercial terms and is consistent with the overall interests of the Company and all the shareholders. It will not risk the interests of the Company and minority shareholders. We agreed to submit the Proposal on Waiving the Pre-emptive Right over the Equity Transfer of the Non-controlled Company and Related Transaction to the fifteenth meeting of the tenth session of the Board for approval. When the Board votes on the relevant proposal of the Transaction, the related directors should abstain.”

LETTER FROM THE BOARD

c. Independent Directors’ independent opinions on the Transaction

Independent Directors are of the opinion that: “The procedure of the Transaction was conducted in strict compliance with the PRC Company Law, the PRC Securities Law and other relevant laws, regulations and regulatory documents as well as relevant rules of the Company’s Articles of Association. When the Board voted on the proposal, the related directors abstained from voting. The voting procedure complied with the PRC Company Law, the PRC Securities Law and other relevant laws, regulations and regulatory documents as well as relevant rules of the Company’s Articles of Association; the Transaction was conducted on general commercial terms. It is fair to and in the overall interests of the Company and all the shareholders. We have no objection to the Company’s waiver of its pre-emptive right over the equity to be transferred by the shareholders of Shanghai SECCO.”

III.	Authorized the Board to Repurchase Domestic Shares and/or Overseas Listed Foreign Shares

1.	A Share Repurchase Mandate

The PRC Company Law (to which the Company is subject and has incorporated in its Articles of Association) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of a) reducing its registered share capital; (b) merging with other companies which hold shares of the Company; (c) granting shares as reward to the staff of the Company; (d) acquiring the shares of shareholders who vote against any shareholders’ resolution on a merger or division; (e) utilizing the shares for conversion of corporate bonds issued by the Company which are convertible into shares; (f) where it is necessary for safeguarding the Company’s value and shareholders’ equity.

PRC laws and regulations and the Shanghai Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the Directors to repurchase the A shares of such company that are listed on the Shanghai Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign shares in separate class meetings.

The Company would like to draw the Shareholders’ attention to the fact that, even if the A Share Repurchase Mandate is approved at the Extraordinary General Meeting, the A Shareholders Class Meeting and H Shareholders Class Meeting, in the case of repurchase of A shares to be canceled to reduce the registered capital, the Company will still be required, under applicable PRC laws and regulations and the Shanghai Listing Rules, to seek additional, specific and prior approval from its Shareholders in general meeting by way of special resolution(s) for each repurchase of A Shares and to provide further information and details of such repurchase of A Shares in accordance with the requirements under applicable PRC laws and regulations and the Shanghai Listing Rules. The Company will at all times comply fully with all applicable PRC laws and regulations and the Shanghai Listing Rules and will seek additional, specific and prior approval from its Shareholders in general meeting by way of special resolution(s) for each repurchase of A Shares.

LETTER FROM THE BOARD

2.	H Share Repurchase Mandate

The PRC Company Law (to which the Company is subject and has incorporated in its Articles of Association) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its registered share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagrees with shareholders’ resolutions in connection with a merger or division; (e) utilizing the shares for conversion of corporate bonds issued by the Company which are convertible into shares; (f) where it is necessary for safeguarding the Company’s value and shareholders’ equity.

PRC laws and regulations and the Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the Directors to repurchase H shares of such company that are listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign shares in separate class meetings. Besides, the Company shall also carry out filings with the China Securities Regulatory Commission after the Company has bought back its Shares (if applicable).

3.	General Information

In accordance with the relevant regulatory requirements, the Company proposes to the EGM, the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting to consider and approve the grant of a general mandate to the Board to repurchase domestic shares (A shares) and overseas-listed foreign invested shares (H shares) by special resolutions (“Repurchase Mandate”):

(1)

approve a general mandate to the Board, by reference to market conditions and in accordance with needs of the Company, to repurchase domestic shares (A shares) not exceeding 10% of the total number of domestic shares (A shares) in issue at the time when this resolution is passed at the EGM and the relevant resolutions are passed at class meetings of shareholders. The use of shares includes but is not limited to shares holding scheme or as incentive compensation to the staff of the Company, corporate bonds issued by the Company which are convertible into shares or necessary for the Company to protect the Company’s value and shareholders’ equity. Pursuant to PRC laws and regulations, in the case of repurchase of A shares to be canceled to reduce the registered capital, the Board of the Company will seek further approval from its shareholders in general meeting for each repurchase of domestic shares (A shares) even where the general mandate is granted, but will not be required to seek shareholders’ approval at class meetings of domestic share (A share) shareholders or overseas-listed foreign invested share (H share) shareholders.

(2)

approve a general mandate to the Board, by reference to market conditions and in accordance with needs of the Company, to repurchase overseas-listed foreign invested shares (H shares) not exceeding 10% of the total number of overseas-listed foreign invested shares (H shares) in issue at the time when this resolution is passed at the EGM and the relevant resolutions are passed at class meetings of shareholders.

(3)	the Board be authorised to (including but not limited to the following):

a)	formulate and implement specific repurchase plans, including but not limited to determine time of repurchase, period of repurchase, repurchase price and number of shares to repurchase, etc;

LETTER FROM THE BOARD

b)	notify creditors and issue announcements;

c)	open overseas share accounts and to carry out related change of foreign exchange registration procedures;

d)	carry out relevant approval procedures and to carry out filings with the China Securities Regulatory Commission (if applicable) after repurchasing shares; and

e)

according to the actual repurchase situation to carry out transfer and cancelation procedures for repurchase shares, make corresponding amendments to the Articles of Association of the Company relating to share capital and shareholdings etc, carry out modification Registrations, and to deal with any other documents and matters related to share repurchase (if involved).

The above Repurchase Mandate will expire on the earlier of (“Relevant Period”):

a)	the conclusion of the annual general meeting of the Company for 2021;

b)

the date on which the authority conferred by this resolution is revoked or varied by a special resolution of shareholders at a general meeting, or at a class meeting of domestic share (A share) shareholders or a class meeting of overseas-listed foreign invested share (H share) shareholders,

Except where the Board has resolved to repurchase domestic shares (A shares) or overseas-listed foreign invested shares (H shares) during the Relevant Period and the share repurchase is to be continued or implemented after the Relevant Period.

In accordance with the requirements of the Company’s Articles of Association applicable to capital reduction, the Company will have to notify its creditors of the passing of the resolution for the reduction of the registered capital of the Company within 10 days from the passing of such resolution and also by way of the publication on a newspaper designated by the relevant regulatory authority at the place where the Company’s shares are listed within 30 days after the passing of the resolution. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 45 days from the publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

An explanatory letter giving certain information regarding the H Share Repurchase Mandate is set out in Appendix I to this circular.

IV.	EGM AND H SHAREHOLDERS CLASS MEETING

The Company will convene the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 30 March 2022 at 2:00p.m., 2:15p.m. and 2:30p.m. respectively. The notices and proxy appointment forms of the EGM and the H Shareholders Class Meeting will be sent together with this Circular. Whether or not you are able to attend the EGM and/or the H Shareholders Class Meeting in person, please complete the proxy forms of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event no later than 24 hours before the time for holding the EGM or the H Shareholders Class Meeting or any adjournment thereof (as the case may be).

LETTER FROM THE BOARD

Sinopec Corp. and its associates currently hold 5,459,455,000 A shares of the Company, representing 50.44% of the Company’s total issued share capital. In accordance with the Shanghai Listing Rules, Sinopec Corp. and its associates will abstain from voting on the resolution approving the Transaction at the EGM. As at the Latest Practicable Date, to the best of the Company’s knowledge, information and belief, save for Sinopec Corp. and its associates who are required to abstain from voting on the relevant resolutions, no Shareholders are required to abstain from voting on any of the resolutions to be proposed at the EGM.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the EGM and the H Shareholders Class Meeting will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

V.	RECOMMENDATION

All resolutions to be proposed at the EGM and the H Shareholders Class Meeting are fair and reasonable, and in the best interests of the Company and its shareholders as a whole. The Board (including the independent non-executive directors) recommends that the independent shareholders vote in favour of all resolutions at the EGM and the H Shareholders Class Meeting.

VI.	GENERAL INFORMATION

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products.

For and on behalf of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING FOR 2022

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING FOR 2022

NOTICE IS HEREBY GIVEN THAT the First Extraordinary General Meeting for 2022 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Shanghai Petrochemical”) is to be held at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 30 March 2022 at 2:00 p.m. for the following purpose:

Resolutions to be considered at the EGM:

1. THAT waived the pre-emptive right over the equity transfer of non-controlled company be considered and approved as an ordinary resolution.

2. THAT the Board repurchases domestic shares and/or overseas-listed foreign shares be considered and approved as a special resolution.

The proposals of the EGM can be found on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk), and are contained in the circular distributed by the Company to its H Shareholders.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 10 March 2022

NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING FOR 2022

Notes:

I.	Attendees of the EGM

1.	Eligibility for attending the EGM

Holders of A shares of the Company whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H shares of the Company whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 25 March 2022 are eligible to attend the EGM. Unregistered holders of H shares of the Company who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 24 March 2022.

2.	Proxy

a.	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company.

b.

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney duly authorised by the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

c.

To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the EGM (i.e., 2:00 p.m. on Tuesday, 29 March 2022) or any adjournment thereof (as the case may be). Holders of A shares of the Company shall deliver the relevant document(s) to the Company (the address is No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postal code: 200540). Holders of H shares of the Company shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the Shareholder will be deemed as having not attended the EGM and the relevant proxy form will be deemed void.

3.	The Directors, the supervisors and the senior management of the Company

4.	The legal advisors of the Company

5.	Others

NOTICE OF THE FIRST EXTRAORDINARY

GENERAL MEETING FOR 2022

II.	Registration procedures for attending the EGM

1.

A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

According to the recent requirements of the governments at all levels concerning the prevention and control of COVID-19, the Company suggests that the H shareholder and the person authorized by H shareholder appointing the chairman of the EGM as proxy to attend the EGM.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.	The EGM is expected to last for less than a working day. Shareholders or their proxies who will attend the EGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the EGM

The Company will close the register of members of the Company’s H shares from Friday, 25 March 2022 to Wednesday, 30 March 2022 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its Shareholders’ entitlement to attend the EGM. Holders of the Company’s H shares who wish to attend and vote at the EGM should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 24 March 2022.

4.

In order to comply with the prevention and control of COVID-19, shareholders or his/her proxy who need to attend the on-site meeting shall take effective protective measures and comply with the requirements of the venue to accept body temperature detection and other related prevention work.

5.

In accordance with the Shanghai Listing Rules and the Hong Kong Listing Rules, China Petroleum & Chemical Corporation and its associates and any shareholders who have interest in the continuing connected transactions (if any) shall abstain from voting at the EGM.

6.	The Secretariat for the EGM is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (86)21 5794 3143

Fax: (86)21 5794 0050

NOTICE OF THE FIRST H SHAREHOLDERS

CLASS MEETING FOR 2022

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF THE FIRST H SHAREHOLDERS

CLASS MEETING FOR 2022

NOTICE IS HEREBY GIVEN THAT the First H share class meeting for 2022 (the “H Shareholders Class Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Shanghai Petrochemical”) is to be held at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 30 March 2022 at 2:30 p.m. for the following purpose:

Resolution to be considered at the H Shareholders Class Meeting:

1. THAT the Board repurchases domestic shares and/or overseas listed foreign shares be considered and approved as a special resolution.

The proposal of the H Shareholders Class Meeting can be found on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk), and is contained in the circular distributed by the Company to its H Shareholders.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 10 March 2022

NOTICE OF THE FIRST H SHAREHOLDERS

CLASS MEETING FOR 2022

Notes:

I.	Attendees of the H Shareholders Class Meeting

1.	Eligibility for attending the H Shareholders Class Meeting

Holders of H shares of the Company whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 25 March 2022 are eligible to attend the H Shareholders Class Meeting. Unregistered holders of H shares of the Company who wish to attend the H Shareholders Class Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 24 March 2022.

2.	Proxy

a.

A member eligible to attend and vote at the H Shareholders Class Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder of the Company.

b.

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney duly authorised by the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

c.

To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the H Shareholders Class Meeting (i.e., 2:30 p.m. on Tuesday, 29 March 2022) or any adjournment thereof (as the case may be). Holders of H shares of the Company shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the Shareholder will be deemed as having not attended the H Shareholders Class Meeting and the relevant proxy form will be deemed void.

3.	The Directors, the supervisors and the senior management of the Company

4.	The legal advisors of the Company

5.	Others

NOTICE OF THE FIRST H SHAREHOLDERS

CLASS MEETING FOR 2022

II.	Registration procedures for attending the H Shareholders Class Meeting

1.

A Shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the H Shareholders Class Meeting. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

According to the recent requirements of the governments at all levels concerning the prevention and control of COVID-19, the Company suggests that the H shareholder and the person authorized by H shareholder appointing the chairman of the H Shareholders Class Meeting as proxy to attend the H Shareholders Class Meeting.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.

The H Shareholders Class Meeting is expected to last for less than a working day. Shareholders or their proxies who will attend the H Shareholders Class Meeting shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of shareholders in relation to the qualification of attending the H Shareholders Class Meeting

The Company will close the register of members of the Company’s H shares from Friday, 25 March 2022 to Wednesday, 30 March 2022 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its Shareholders’ entitlement to attend the H Shareholders Class Meeting. Holders of the Company’s H shares who wish to attend and vote at the H Shareholders Class Meeting should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 24 March 2022.

4.

In order to comply with the prevention and control of COVID-19, shareholders or his/her proxy who need to attend the on-site meeting shall take effective protective measures and comply with the requirements of the venue to accept body temperature detection and other related prevention work.

5.	The Secretariat for the H Shareholders Class Meeting is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (86)21 5794 3143

Fax: (86)21 5794 0050

APPENDIX I	EXPLANATORY LETTER

In accordance with the Hong Kong Listing Rules, this appendix serves as the explanatory letter to provide you with requisite information reasonably necessary to enable you to make an informed decision on whether to vote for or against the special resolution(s) to be proposed at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting for the grant of the H Share Repurchase Mandate to the Directors.

H Share Repurchase Mandate

Reasons for Repurchasing H Shares

The Directors believe that the flexibility afforded by the H Share Repurchase Mandate would be beneficial to and in the best interest of the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at such time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

Registered Capital

As at the Latest Practicable Date, the registered capital of the Company was RMB10,823,813,500 comprising 3,495,000,000 H Shares of RMB1.00 each and 7,328,813,500 A Shares of RMB1.00 each.

Exercise of the H Share Repurchase Mandate

Subject to the passing of the relevant special resolution(s) set out in the notice of the EGM, the special resolution(s) approving the grant to the Board of the H Share Repurchase Mandate in the A Shareholders Class Meeting and H Shareholders Class Meeting respectively, the Board will be granted the H Share Repurchase Mandate until the earlier of a) the conclusion of the annual general meeting of the Company for 2022; b) the date on which the authority conferred by this resolution is revoked or varied by a special resolution of shareholders at a general meeting, or a special resolution of shareholders at a class meeting of domestic share (A share) shareholders or a class meeting of overseas-listed foreign invested share (H share) shareholders (the “Relevant Period”). The exercise of the H Share Repurchase Mandate is subject to relevant approval(s) of and/or filings with State Administration of Foreign Exchange and/or any other regulatory authorities as required by the laws, rules and regulations of the PRC being obtained and/or carried out.

The exercise in full of the H Share Repurchase Mandate (on the basis of 3,495,000,000 H Shares in issue as at the Latest Practicable Date and there is no change to the number of issued H Shares prior to the date of the EGM, the A Shareholders Class Meeting and H Shareholders Class Meeting) would result in a maximum of 349,500,000 H Shares being bought back by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolution(s).

Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and retained profits) legally available for such purpose in accordance with the Company’s Articles of Association and the applicable laws, rules and regulations of the PRC.

APPENDIX I	EXPLANATORY LETTER

The Company is empowered by the Company’s Articles of Association to repurchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose. The Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled. The Company may not repurchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

General Information

The Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company in the event that the H Share Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period (as compared with the position disclosed in the latest published audited accounts contained in the annual report of the Company for the year ended 31 December 2020). However, the Directors do not propose to exercise the H Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels of the Company. The number of H Shares to be bought back on any occasion and the price and other terms upon which the same are bought back will be decided by the Directors at the relevant time having regarded to the circumstances then prevailing, in the best interests of the Company.

The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases under the H Share Repurchase Mandate in accordance with the Hong Kong Listing Rules, the Company’s Articles of Association and the applicable laws, rules and regulations of the PRC.

H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

Date	Highest price	Lowest price
	HKD	HKD
2021
April	2.000	1.820
May	2.100	1.850
June	2.060	1.760
July	1.870	1.600
August	1.720	1.550
September	2.250	1.660
October	2.050	1.740
November	1.980	1.680
December	1.900	1.730
2022
January	1.920	1.660
February	1.840	1.720
March to the Latest Practicable Date	1.760	1.640

APPENDIX I	EXPLANATORY LETTER

H Shares repurchased by the Company

No repurchase of H Shares has been made by the Company in the previous six months preceding the Latest Practicable Date (whether on the Hong Kong Stock Exchange or otherwise).

Disclosure of Interests

If as a result of a share repurchase by the Company, a substantial shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company or become obligated to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Directors are not aware of any consequences which will arise under the Takeovers Code and/or any similar applicable law, as a result of any repurchases to be made under the H Share Repurchase Mandate. Moreover, the Directors will not make share repurchase on the Hong Kong Stock Exchange if such repurchase would result in the requirements under Rule 8.08 of the Hong Kong Listing Rules not being complied with.

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their close associates presently intends to sell H Shares to the Company under the H Share Repurchase Mandate in the event that the H Share Repurchase Mandate is approved by the Shareholders and the conditions (if any) to which the H Share Repurchase Mandate is subject are fulfilled.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any H Shares to the Company, or that they have undertaken not to sell any H Shares held by them to the Company in the event that the H Share Repurchase Mandate is approved by its Shareholders and the conditions (if any) to which the H Share Repurchase Mandate is subject are fulfilled.